BY HAND

Mr. James Rosenberg
Mr. James Atkinson
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	AmTrust Financial Services, Inc./Intangible Assets

Dear Mr. Rosenberg and Mr. Atkinson:

Thank you for providing us the opportunity to speak with you yesterday regarding the Staff’s sole remaining open comment to our pending registration statement.

During our conference call, you requested that we provide to you copies of the acquisition agreements. The Alea and Muirfield agreement are attached as exhibits to our registration statement. We enclose herewith copies of the Princeton and Covenant agreements.

We appreciate your cooperation and look forward to speaking with you early next week.

Sincerely yours,

/s/ Stephen Ungar
Stephen Ungar
General Counsel